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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SEPRACOR INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

0% Convertible Senior Subordinated Notes Due 2024
(Title of Class of Securities)

817315AW4 and 817315AV6
(CUSIP Number of Class of Securities)

Andrew I. Koven, Esq.
Executive Vice President, General Counsel and Corporate Secretary
Sepracor Inc.
84 Waterford Drive
Marlborough, Massachusetts 01752
(508) 481-6700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:
Susan W. Murley, Esq. Lia Der Marderosian, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$370,976,500	$14,579.38

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This calculation assumes that $382,450,000 aggregate principal amount of outstanding 0% Convertible Senior Subordinated Notes due 2024 are purchased at the offer price of $970 per $1,000 principal amount.

**
The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Exchange Act, as amended by Fee Rate Advisory No. 6 for Fiscal Year 2008 and Fee Rate Advisory No. 2 for Fiscal Year 2009, equals $39.30 for each $1,000,000.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 SCHEDULE TO

        This Tender Offer Statement on Schedule TO ("Schedule TO") relates to an offer by Sepracor Inc., a Delaware corporation ("Sepracor"), to purchase for cash up to all of its outstanding 0% Convertible Senior Subordinated Notes due 2024 (the "Notes") at a purchase price equal to $970 per $1,000 principal amount of the Notes (the "Purchase Price"). Sepracor's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 17, 2009 (as it may be supplemented or amended, the "Offer to Purchase") and in the related Letter of Transmittal (as it may be supplemented or amended, the "Letter of Transmittal," and, together with the Offer to Purchase, the "Offer"). The Offer will expire at Midnight, New York City time, at the end of March 16, 2009, unless extended or earlier terminated pursuant to the terms of the Offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Exchange Act.

        All information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby incorporated by reference herein in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase titled "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and Address.    The name of the issuer is Sepracor Inc., a company organized under the laws the State of Delaware, and the address of its principal executive office is 84 Waterford Drive, Marlborough, MA 01752. Sepracor's telephone number is (508) 481-6700.

        (b)    Securities.    This Schedule TO relates to Sepracor's 0% Convertible Senior Subordinated Notes Due 2024. As of February 13, 2009, there was $382,450,000 aggregate principal amount of Notes outstanding.

        (c)    Trading Market and Price.    The information contained in the Offer to Purchase under the headings "THE OFFER—Sepracor—Common Stock Market Price Information" and "THE OFFER—Description of the Notes and Related Matters—Trading" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)    Name and Address.    Sepracor is the filing person and the subject company. See paragraph (a) in response to Item 2 above. Pursuant to General Instruction C to Schedule TO, the table below sets forth the executive officers, directors and controlling persons of Sepracor:

Name	Position
Timothy J. Barberich	Director
Digby W. Barrios	Director
Robert J. Cresci	Director
James F. Mrazek	Director
Lisa Ricciardi	Director
Timothy J. Rink	Director
Alan A. Steigrod	Director
Adrian Adams	President, Chief Executive Officer and Director
Mark H.N. Corrigan	Executive Vice President, Research and Development
Mark Iwicki	Executive Vice President and Chief Commercial Officer
Andrew I. Koven	Executive Vice President, General Counsel and Corporate Secretary
Richard Ranieri	Executive Vice President, Human Resources and Administration
Robert F. Scumaci	Executive Vice President and Chief Financial Officer

        The business address of each person set forth above is c/o Sepracor Inc., 84 Waterford Drive, Marlborough, MA 01752.

Item 4.    Terms of the Transaction.

        (a)    Material Terms.    The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  SUMMARY TERM SHEET;

  •
  THE OFFER—Description of the Notes and Related Matters; —Terms of the Offer; —Acceptance of Notes for Purchase; Payment for Notes; —Procedures for Tendering Notes; —Withdrawal of Tenders; Absence of Appraisal Rights; —Conditions to the Offer; —Material United States Federal Income Tax Consequences; —Fees and Expenses; and —Miscellaneous.

        (b)    Purchases.    To Sepracor's knowledge, it will not purchase any Notes from any of its officers, directors or affiliates.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        (e)    Agreements Involving the Subject Company's Securities.    Sepracor has entered into the following agreements in connection with the Notes:

          (1)   Indenture dated as of September 22, 2004 by and between Sepracor, as Issuer, and JPMorgan Chase Bank, as Trustee (incorporated herein by reference to Exhibit 4.1 to Sepracor's Current Report on Form 8-K, filed with the Securities and Exchange Commission (the "SEC") on September 24, 2004).

          (2)   Registration Rights Agreement dated as of September 22, 2004 by and between Sepracor, as Issuer, and Morgan Stanley & Co. Incorporated, as Initial Purchaser (incorporated herein by reference to Exhibit 10.1 to Sepracor's Current Report on Form 8-K, filed with the SEC on September 24, 2004).

          (3)   During the third quarter of 2008, Sepracor repurchased, in individually negotiated transactions, $31.3 million principal amount of Notes at prices ranging from $920 to $930 per

  $1,000 principal amount. During the fourth quarter of 2008, Sepracor repurchased, in individually negotiated transactions, $86.25 million principal amount of Notes at prices ranging from $903.75 to $905 per $1,000 principal amount.

        Sepracor maintains certain plans and agreements with respect to its common stock, $.10 par value per share, and its outstanding convertible debt. These plans and agreements are as follows:

          (4)   Rights Agreement, dated June 30, 2002, between Sepracor and EquiServe Trust Company, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4.1 to Sepracor's Current Report on Form 8-K, filed with the SEC on June 4, 2002).

          (5)   1991 Amended and Restated Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to Sepracor's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 1999).

          (6)   1991 Director Stock Option Plan, as amended and restated (incorporated herein by reference to Exhibit 10.3 to Sepracor's Annual Report on Form 10-K, filed with the SEC on March 31, 1999).

          (7)   1997 Stock Option Plan (incorporated herein by reference to Exhibit 10.36 to Sepracor's Annual Report on Form 10-K, filed with the SEC on March 31, 1998).

          (8)   1998 Employee Stock Purchase Plan, as amended (incorporated herein by reference to Exhibit 10.5 to Sepracor's Annual Report on Form 10-K, filed with the SEC on March 15, 2004).

          (9)   1999 Director Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to Sepracor's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 1999).

          (10) 2000 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.9 to Sepracor's Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2008).

          (11) 2002 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Sepracor's Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2002).

          (12) 2008 Director Stock Incentive Plan (incorporated herein by reference to Exhibit 10.10 to Sepracor's Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2008).

          (13) Form of Incentive Stock Option Agreement Granted under 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.42 to Sepracor's Annual Report on Form 10-K, filed with the SEC on March 16, 2005).

          (14) Form of Nonstatutory Stock Option Agreement Granted under 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.43 to Sepracor's Annual Report on Form 10-K, filed with the SEC on March 16, 2005).

          (15) Form of Restricted Stock Agreement Granted under 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.35 to Sepracor's Annual Report on Form 10-K, filed with the SEC on March 1, 2007).

          (16) Sepracor has issued restricted stock units for its common stock to certain of its Canadian employees.

          (17) Indenture, dated as of December 12, 2003, by and between Sepracor and JPMorgan Chase Bank, as Trustee (incorporated herein by reference to Exhibit 4.1 to Sepracor's Current Report on Form 8-K, filed with the SEC on December 19, 2003).

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)    Purposes.    Sepracor is offering to purchase the Notes in order to retire the debt associated with the Notes.

        (b)    Uses of Securities Acquired.    All Notes validly tendered and accepted for purchase in the Offer will be retired and cancelled.

        (c)    Plans.    Not applicable.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)    Sources of Funds.    The information contained in the Offer to Purchase under the heading "THE OFFER—Source and Amount of Funds" is incorporated herein by reference.

        (b)    Conditions.    Not applicable. No alternative financing arrangement or plan exists with respect to the Offer.

        (d)    Borrowed funds.    Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)    Securities ownership.    Sepracor does not own, nor to its knowledge does any executive officer, director or person controlling Sepracor, nor any associate or majority-owned subsidiary of Sepracor or any such person, own, any Notes.

        (b)    Securities transactions.    During the 60 days preceding the date of this Schedule TO, neither Sepracor, nor, to its knowledge, any of its executive officers or directors or persons controlling Sepracor, nor any associate or majority-owned subsidiary of Sepracor, nor any executive officer or director of any of its subsidiaries has engaged in any transactions in the Notes.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations.    The information contained in the Offer to Purchase under the Heading "THE OFFER—The Dealer Managers and Depositary" is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)    Financial Information.    Not applicable.

        (b)    Pro Forma Information.    Not applicable.

Item 11.    Additional Information.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.

          (1)   Not applicable.

          (2)   Sepracor is required to comply with federal and state securities laws and tender offer rules. The information set forth in the section of the Offer to Purchase titled "THE OFFER—Legal Matters; Regulatory Approvals" is incorporated herein by reference.

          (3)   Not applicable.

          (4)   Not applicable.

          (5)   Not applicable.

        (b)    Other Material Information.    The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated February 17, 2009.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Form of Letter to Clients.
(a)(5)	Press Release issued by Sepracor on February 17, 2009.
(b)	Not applicable.
(d)(1)
Indenture dated as of September 22, 2004 by and between Sepracor, as Issuer, and JPMorgan Chase Bank, as Trustee (incorporated herein by reference to Exhibit 4.1 to Sepracor's Current Report on Form 8-K, filed with the SEC on September 24, 2004).
(d)(2)
Registration Rights Agreement dated as of September 22, 2004 by and between Sepracor, as Issuer, and Morgan Stanley & Co. Incorporated, as Initial Purchaser (incorporated herein by reference to Exhibit 10.1 to Sepracor's Current Report on Form 8-K, filed with the SEC on September 24, 2004).
(d)(3)
Rights Agreement, dated June 30, 2002, between Sepracor and EquiServe Trust Company, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4.1 to Sepracor's Current Report on Form 8-K, filed with the SEC on June 4, 2002).
(d)(4)	1991 Amended and Restated Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to Sepracor's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 1999).
(d)(5)	1991 Director Stock Option Plan, as amended and restated (incorporated herein by reference to Exhibit 10.3 to Sepracor's Annual Report on Form 10-K, filed with the SEC on March 31, 1999).
(d)(6)	1997 Stock Option Plan (incorporated herein by reference to Exhibit 10.36 to Sepracor's Annual Report on Form 10-K, filed with the SEC on March 31, 1998).
(d)(7)	1998 Employee Stock Purchase Plan, as amended (incorporated herein by reference to Exhibit 10.5 to Sepracor's Annual Report on Form 10-K, filed with the SEC on March 15, 2004).
(d)(8)	1999 Director Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to Sepracor's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 1999).
(d)(9)	2000 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.9 to Sepracor's Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2008).
(d)(10)	2002 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Sepracor's Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2002).

Exhibit Number	Description
(d)(11)	2008 Director Stock Incentive Plan (incorporated herein by reference to Exhibit 10.10 to Sepracor's Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2008).
(d)(12)
Form of Incentive Stock Option Agreement Granted under 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.42 to Sepracor's Annual Report on Form 10-K, filed with the SEC on March 16, 2005).
(d)(13)
Form of Nonstatutory Stock Option Agreement Granted under 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.43 to Sepracor's Annual Report on Form 10-K, filed with the SEC on March 16, 2005).
(d)(14)
Form of Restricted Stock Agreement Granted under 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.35 to Sepracor's Annual Report on Form 10-K, filed with the SEC on March 1, 2007).
(d)(15)
Indenture, dated as of December 12, 2003, by and between Sepracor and JPMorgan Chase Bank, as Trustee (incorporated herein by reference to Exhibit 4.1 to Sepracor's Current Report on Form 8-K, filed with the SEC on December 19, 2003).
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13e-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEPRACOR INC.
By:	/s/ ROBERT F. SCUMACI Robert F. Scumaci Executive Vice President and Chief Financial Officer

Date: February 17, 2009

 INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated February 17, 2009.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Form of Letter to Clients.
(a)(5)	Press Release issued by Sepracor on February 17, 2009.
(b)	Not applicable.
(d)(1)
Indenture dated as of September 22, 2004 by and between Sepracor, as Issuer, and JPMorgan Chase Bank, as Trustee (incorporated herein by reference to Exhibit 4.1 to Sepracor's Current Report on Form 8-K, filed with the SEC on September 24, 2004).
(d)(2)
Registration Rights Agreement dated as of September 22, 2004 by and between Sepracor, as Issuer, and Morgan Stanley & Co. Incorporated, as Initial Purchaser (incorporated herein by reference to Exhibit 10.1 to Sepracor's Current Report on Form 8-K, filed with the SEC on September 24, 2004).
(d)(3)
Rights Agreement, dated June 30, 2002, between Sepracor and EquiServe Trust Company, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4.1 to Sepracor's Current Report on Form 8-K, filed with the SEC on June 4, 2002).
(d)(4)	1991 Amended and Restated Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to Sepracor's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 1999).
(d)(5)	1991 Director Stock Option Plan, as amended and restated (incorporated herein by reference to Exhibit 10.3 to Sepracor's Annual Report on Form 10-K, filed with the SEC on March 31, 1999).
(d)(6)	1997 Stock Option Plan (incorporated herein by reference to Exhibit 10.36 to Sepracor's Annual Report on Form 10-K, filed with the SEC on March 31, 1998).
(d)(7)	1998 Employee Stock Purchase Plan, as amended (incorporated herein by reference to Exhibit 10.5 to Sepracor's Annual Report on Form 10-K, filed with the SEC on March 15, 2004).
(d)(8)	1999 Director Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to Sepracor's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 1999).
(d)(9)	2000 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.9 to Sepracor's Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2008).
(d)(10)	2002 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Sepracor's Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2002).
(d)(11)	2008 Director Stock Incentive Plan (incorporated herein by reference to Exhibit 10.10 to Sepracor's Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2008).
(d)(12)
Form of Incentive Stock Option Agreement Granted under 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.42 to Sepracor's Annual Report on Form 10-K, filed with the SEC on March 16, 2005).

Exhibit Number	Description
(d)(13)	Form of Nonstatutory Stock Option Agreement Granted under 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.43 to Sepracor's Annual Report on Form 10-K, filed with the SEC on March 16, 2005).
(d)(14)
Form of Restricted Stock Agreement Granted under 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.35 to Sepracor's Annual Report on Form 10-K, filed with the SEC on March 1, 2007).
(d)(15)
Indenture, dated as of December 12, 2003, by and between Sepracor and JPMorgan Chase Bank, as Trustee (incorporated herein by reference to Exhibit 4.1 to Sepracor's Current Report on Form 8-K, filed with the SEC on December 19, 2003).
(g)	Not applicable.
(h)	Not applicable.

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SCHEDULE TO
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13e-3.
SIGNATURE
INDEX TO EXHIBITS